UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission File Number: 1-15226

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) 401(k) PLAN
370 17th Street, Suite 1700
Denver, CO 80202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION
Suite 4400, 500 Centre Street S.E., P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

ENCANA (USA) 401(K) PLAN

Financial Statements
and
Independent Auditors' Report
December 31, 2012 and 2011

ENCANA (USA) 401(K) PLAN

Table of Contents

Page

Independent Auditors' Report	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the US Benefit Plan Administration Committee of the
Encana (USA) 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Encana (USA) 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and has been derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

To the US Benefit Plan Administration Committee of the
Encana (USA) 401(k) Plan
Page Two

The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ EKS&H LLLP

EKS&H LLLP

May 22, 2013
Denver, Colorado

ENCANA (USA) 401(K) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets

Investments, at fair value
Mutual funds	$113,340,921	$91,214,623
Stocks	40,801,464	33,968,738
Total investments, at fair value	154,142,385	125,183,361
Receivables
Participant loans receivable	3,699,964	3,277,232
Net assets available for benefits	$157,842,349	$128,460,593

See notes to financial statements.

ENCANA (USA) 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Investment income
Net appreciation in fair value of assets	$9,880,590
Interest and dividend income	5,055,407
Total investment income	14,935,997
Contributions
Employer	8,674,005
Employee	15,826,139
Rollover	800,315
Total contributions	25,300,459
Deductions
Benefits paid to participants	10,738,266
Administrative fees	116,434
Total deductions	10,854,700

Net increase	29,381,756

Net assets available for benefits
Beginning of year	128,460,593
End of year	$157,842,349

See notes to financial statements.

ENCANA (USA) 401(K) PLAN

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) 401(k) Plan (the "Plan") provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan sponsor.  The Plan sponsor is Alenco Inc. (the “Company”), Encana Corporation's U.S. Holding Company (the "Sponsor").  All employees of Encana Oil & Gas (USA) Inc., Encana Services Inc., and Encana Natural Gas Inc. are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month coincident with or following employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Board of Directors of the Company administers the Plan.  Great-West Life & Annuity Insurance Company ("Great-West") serves as trustee, manages Plan assets, and maintains the Plan's records.  Great-West offers Plan participants a variety of investment options.  Individual accounts are invested in the various investment options at the direction of the participants.

B) Contributions

Participants may make before-tax contributions up to 30% of their annual compensation, not to exceed $17,000 as limited by the Internal Revenue Service ("IRS"), which is adjusted annually by the Secretary of Treasury for inflation.  This maximum percentage may be reduced by the Plan administrator in certain circumstances.  The Plan also permits rollover contributions from other qualified retirement plans.  Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of compensation, which is invested in Encana Corporation common stock.

C) Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses.   Allocations are based upon Plan earnings or losses and account balances, as defined.  The benefit to which a participant is entitled is the vested portion of the participant's account.

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Participants also have full and immediate vesting in the Company's contribution portion of their accounts.

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies (continued)

E) Participant Loans Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are fixed at the loan inception and are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  The loans mature at various dates through October 2027.  Principal and interest is paid ratably through payroll deductions.  Participant loans are recorded in the financial statements at amortized cost plus accrued interest.

F) Payments of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or annual installments over a life annuity.  For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution.  Accounts with balances less than $1,000 may be immediately distributed upon a distribution event.  Benefits are recorded as distributions to participants when paid.

G) Participant Termination and Forfeitures

As participants are vested immediately in all contributions, forfeitures rarely occur.  Forfeitures may occur due to participants contributing above the annual maximum contribution amount; thus, the amount gets repaid to the participant, causing a forfeiture of those additional contributed funds.  Forfeitures can be used to pay Plan expenses or reduce employer contributions.  For the year ended December 31, 2012, forfeitures of $73,419 were used to reduce employer contributions.  For the years ended December 31, 2012 and 2011, forfeiture balances were $3,064 and $3,045, respectively.

H) Valuation of Investments and Income Recognition

Investments are recorded at fair value as reported to the Plan by the trustee.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is recognized on the accrual basis.  Dividends are recognized on the ex-dividend date.

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies (continued)

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

J) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Great-West are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

2. Investments

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

2. Investments (continued)

The fair value of investments greater than 5% of net assets available for benefits was the following:

	December 31,
	2012		2011

Encana Corporation common stock	$26,503,141		$18,888,696
PIMCO Total Return Instl	$15,467,543		$12,196,139
Vanguard Institutional Index Instl	$15,133,102		$-	*
Cenovus Energy Inc. common stock	$13,980,646		$14,763,530
Harbor International Fund Instl	$13,141,733		$9,606,710
DFA U.S. Small Cap	$12,942,460		$10,079,127
Vanguard Windsor II Fund - Admiral	$11,016,708		$9,388,405
Vanguard Prime Money Market Instl	$10,114,073		$9,587,495
Davis NY Venture Y	$-	*	$11,940,849

*   Indicates investments less than 5% of net assets available for benefits at respective date.

The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as follows:

December 31,
2012
Mutual funds	$8,731,984
Common stock	1,148,606
$9,880,590

3. Fair Value Accounting

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

3. Fair Value Accounting (continued)

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2012 and 2011.

Assets at fair value as of December 31, 2012 are as follows:

Description	Level 1	Level 2	Level 3	Total

Common stock	$40,801,464	$-	$-	$40,801,464

Mutual funds
Domestic equity funds	44,779,388	-	-	44,779,388
Target-date funds	19,832,042	-	-	19,832,042
Bond funds	17,959,280	-	-	17,959,280
International equity funds	17,355,472	-	-	17,355,472
Money market funds	10,114,073	-	-	10,114,073
Other equity funds	3,300,666	-	-	3,300,666
Total mutual funds	113,340,921	-	-	113,340,921
Total	$154,142,385	$-	$-	$154,142,385

Assets at fair value as of December 31, 2011 are as follows:

Description	Level 1	Level 2	Level 3	Total

Common stock	$33,968,738	$-	$-	$33,968,738

Mutual funds
Domestic equity funds	38,330,608	-	-	38,330,608
Target-date funds	15,207,704	-	-	15,207,704
Bond funds	13,315,306	-	-	13,315,306
International equity funds	12,977,820	-	-	12,977,820
Money market funds	9,587,495	-	-	9,587,495
Other equity funds	1,795,690	-	-	1,795,690
Total mutual funds	91,214,623	-	-	91,214,623
Total	$125,183,361	$-	$-	$125,183,361

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

3. Fair Value Accounting (continued)

Level 1 assets in the Plan are funds with quoted daily net asset values that are directly observable in the marketplace by market participants.  The fair value of the funds is equivalent to the net asset value at the close of business on the reporting date.  Investments in common stock are valued at its year-end closing price (comprised of year-end market price reported on the active market plus uninvested cash portion).

There were no changes to the valuation methods used during the year.

4. Income Taxes

The Plan obtained a favorable opinion letter, dated March 31, 2008, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provisions for income tax have been included in the Plan financial statements.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant's interest to the participant or their beneficiary.

7. Party-in-Interest

Certain Plan investments are shares of the Company's common stock.  As the Company is the sponsoring entity of the Plan, these transactions qualify as party-in-interest transactions.

ENCANA (USA) 401(K) PLAN

Notes to Financial Statements

8. Subsequent Events

The Plan has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available to be issued.  There were no material subsequent events that required recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

ENCANA (USA) 401(K) PLAN
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2012

Employer Identification Number 98-0087563
Plan Number - 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	PIMCO Total Return Instl	Mutual fund	$15,467,543
	Vanguard Institutional Index Instl	Mutual fund	15,133,102
	Harbor International Fund Instl	Mutual fund	13,141,733
	DFA U.S. Small Cap	Mutual fund	12,942,460
	Vanguard Windsor II Fund - Admiral	Mutual fund	11,016,708
	Vanguard Prime Money Market Fund Instl	Mutual fund	10,114,073
	Calamos Growth Fund I	Mutual fund	5,687,118
	Vanguard Target Retirement 2015 Fund	Mutual fund	4,595,353
	Vanguard Target Retirement 2035 Fund	Mutual fund	4,349,787
	Vanguard Target Retirement 2025 Fund	Mutual fund	4,335,336
	Vanguard Target Retirement Income Inv	Mutual fund	3,909,455
	Morgan Stanley Inst U.S. Real Estate I	Mutual fund	3,300,666
	DFA International Small Company Fund Inst	Mutual fund	2,485,957
	Vanguard Target Retirement 2045 Fund	Mutual fund	2,471,986
	T. Rowe Price Inst Emerging EQ	Mutual fund	1,727,782
	Vanguard Short Term Investment Grade Adm	Mutual fund	1,572,541
	T. Rowe Price Inst Intl Bond	Mutual fund	919,196
	Vanguard Target Retirement 2055 Fund	Mutual fund	170,125
	Total mutual funds		113,340,921
*	Encana Corporation common stock	Common stock	26,503,141
	Cenovus Energy Inc. common stock	Common stock	13,980,646
	Total common stock		40,483,787
*	Encana Corporation common stock	Employer stock awaiting purchase	317,677
*	Participant loans receivable	Interest rates range from 4.25% to 9.25%. Maturities at various dates through October 2027, collateralized by participant accounts.	3,699,964
			$157,842,349

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Plans Administrative Committee (U.S.), as administrator of the Encana (USA) 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) 401(k) PLAN

Date: May 22, 2013	By:	/s/ John L. Keplinger, Jr.
Name: John L. Keplinger, Jr.
Title: Member, Benefits Plans Administrative Committee (U.S.)

Form 11-K Exhibit Index

Exhibit No.
23.1	Consent of EKS&H LLLP.